SEAL FLEET, INC.
                                 ANNUAL REPORT
                               DECEMBER 31, 1994

                       SEAL FLEET, INC. AND SUBSIDIARIES

                             INDEX TO ANNUAL REPORT
                               DECEMBER 31, 1994


                                                            PAGE

Message from the Chairman                                     2

General Business Development                                  3

Operational Business of the Company                           3

Market for the Company's Common Stock                         6

Management's Discussion and Analysis of
  Financial Condition and Results of Operations               7

Report of Independent Auditors                                9

Consolidated Balance Sheets for
  December 31, 1994 and 1993                                 10

Consolidated Statements of Operations for
  Years ended December 31, 1994 and 1993                     12

Consolidated Statements of Shareholders' Equity
  for Years ended December 31, 1994 and 1993                 13

Consolidated Statements of Cash Flows for
  Years ended December 31, 1994 and 1993                     14

Notes to Consolidated Financial Statements                   15

Changes in and Disagreements with Accountants
  on Accounting and Financial Disclosures                    21

Officers and Directors

Other Corporate Information

             MESSAGE FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     Drilling activity for natural gas in the Gulf of Mexico softened in 1994 as gas prices deteriorated. Drilling for crude oil also remained at a low level even though there was considerable interest expressed in recent sub-salt oil discoveries. This reduced activity adversely affects the supply vessel market with weak day rates and reduced utilization. However the activity was at a level sufficient to allow the Company to maintain a high utilization rate of its vessels.

     Advanced technology, on the other hand, has almost eliminated the market for certain types of special service vessels such as those operated by the Company for so many years. In the geophysical industry, for example, the trend is toward huge special design vessels capable of towing up to eight streamers. Of the ten vessels that are operated by the Company, only one vessel operates in the deep water seismic industry while three continue on term charters with the ocean bottom cable division of one of the three remaining major geophysical companies. The remaining six vessels are engaged as offshore supply vessels. Three of these six offshore supply vessels were previously engaged in seismic work and were returned to the offshore supply service during 1994.

     Mergers and acquisitions of marine service companies continued during 1994 leaving fewer small companies such as Seal Fleet to compete with the large companies. Revenues derived from the Company's vessel brokerage business was down somewhat from the previous year, but continued to be a contributor in keeping the Company profitable.

     With no indication that natural gas prices will make a significant recovery, there is little cause for optimism in our industry. The recently announced decision by the Minerals Management Service to continue area wide leasing is a positive sign, but drilling moratoria leave few United States outer continental shelf opportunities other than in the Gulf of Mexico.

     The Company will continue to seek and pursue opportunities to expand into other areas in an effort to increase profitability.

                                   Sincerely,

                                   John W. Bissell
                                   (Signature)
                                   Chairman, President and CEO

GENERAL BUSINESS DEVELOPMENT

Seal Fleet, Inc., ("Seal Fleet" or "the Company") is a corporation organized in November 1969 under the laws of the state of Nevada. All its business is carried on through subsidiaries. As used in this report, the terms "Seal Fleet" and "the Company" refer to Seal Fleet, Inc. and its subsidiaries unless the context indicates otherwise.

Prior to 1979, Seal Fleet's primary business was life insurance and the Company operated under the name of First National Corporation. In 1979, the Company went through a quasi-reorganization where it sold its insurance business, and had a simultaneous reverse and forward stock split. At that time the Company purchased an offshore service boat company and amended its Articles of Incorporation to change its name from First National Corporation to Seal Fleet, Inc. to better describe the nature of its business.

During the year ended December 31, 1994, the Company was not involved in any bankruptcy, receivership or similar proceedings, the disposition of any material subsidiary or any acquisition or disposition of any material amount of assets other than in the ordinary course of business. During such year, there were no material changes in the method in which the Company conducts its business.


OPERATIONAL BUSINESS OF THE COMPANY

PRINCIPAL PRODUCTS AND SERVICES.   The primary business of the Company is
the ownership and operation of offshore service ships. The Company's ships range in size from 176 to 250 feet in length and are capable of carrying drill pipe, drilling mud and other equipment and supplies to offshore drilling rigs and other locations. Some of the ships are modified for seismic operations which allows customers to gather geophysical data to assist them in evaluating areas of geological interest. Secondly, the Company owns and operates a travel agency through which it provides travel services for the Company's crew members, related parties and the general public.

SEALCRAFT OPERATORS, INC. ("SEALCRAFT").   Sealcraft is a wholly-owned
subsidiary of the Company. Sealcraft manages the Company's fleet of ten vessels. Eight ships are operated under management agreements, and two are under bare-boat charters. The ten ships are owned as follows: three ships are owned by subsidiaries of the Company, five ships by Three R Trusts (of which Robert Moody is settlor), one ship by National Boat Corporation, and one ship by Hornbeck Offshore Services, Inc.

Sealcraft-operated ships are chartered principally to oil and geophysical companies. The terms of each charter are determined through negotiation and therefore vary. Under a typical charter, Sealcraft provides a designated ship with a specified crew for the term of the charter. Sealcraft agrees to maintain the ship, pay wages and other operating expenses and, in general, to be responsible for the operation of the ship. The charter specifies in detail the rights and duties of the parties. Some charters and operating agreements are cancelable upon relatively short notice.

Sealcraft-operated ships are hired primarily by United States customers for use throughout the world. At the present time, one ship is working in foreign waters. The ships are chartered to, or operated for, United States companies, and all payments under their charters are made in United States dollars.

If the Company charters ships to foreign customers, and to the extent that current charters call for use in foreign waters, the Company is or would be subject to the laws and regulations of foreign nations as well as those of the United States.

SEAL MARINE MANAGEMENT COMPANY ("SMMCO").   SMMCO is a wholly-owned
subsidiary of the Company and manages a vessel brokerage business. SMMCO acts as broker for vessels owned by unrelated companies. SMMCO's sales force has a knowledge of the industry jobs available as well as the equipment available. For a fee, SMMCO brings together a company who has a job but needs equipment and a company who has equipment but needs a job. The Company brokered over 100 different vessels in 1994 and is expected to do as well in 1995.

CARIBE COMPANY ("CARIBE").   Caribe is a wholly-owned subsidiary of the
Company and operates a travel agency which began business in February 1990. The travel agency provides travel arrangements for Sealcraft's crew members during the crew changes of the ships. The agency also provides travel services for other related parties and for the general public.

SOUTH CORPORATION ("SOUTH").   South is a wholly-owned subsidiary of the
Company.  South owns one vessel which is operated by Sealcraft.

SEAL (GP), INC. ("GP").   GP is a wholly-owned subsidiary of the Company.
GP owns two vessels which are operated by Sealcraft.

COMPETITIVE CONDITIONS.   The Company competes with numerous other owners
and operators of offshore service vessels in its operating areas which include the Gulf of Mexico and various foreign waters. In addition, since vessels can be easily moved from one geographic area to another, additional competition could come from operators not now active in the Gulf of Mexico or other areas in which the Company operates. Some of these competitors own many more vessels and have much greater financial resources than the Company.

The Company believes that its largest competitor in the industry is Tidewater, Inc. which is publicly owned. Other large competing concerns are privately owned or are subsidiaries of other corporations. Therefore, the Company cannot accurately estimate its competitive position in its industry, although it considers itself to be only a minor factor in its market. Furthermore, some potential customers own and maintain offshore service and geophysical ships.

Competition in the offshore service ship industry involves such factors as availability of vessels of the type needed by a customer, experience and reputation of the operator and its crews, quality and availability of equipment, price and charter terms. Charters are sometimes obtained in competitive bidding, but with established customers they are typically obtained through negotiation.

GOVERNMENTAL REGULATIONS.   Many aspects of the offshore service ship
business are subject to direct governmental regulation.   Seal Fleet is
subject to the jurisdiction of the United States Coast Guard, the National Transportation Safety Board and United States Customs Service, as well as private industry organizations such as the American Bureau of Shipping.
The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and to recommend improved safety standards. The United States Customs Service is authorized to inspect vessels at will. To the extent the Company's vessels operate in foreign waters, the Company is also subject to regulation by the foreign governments in whose waters it operates.

All of the ships operated by the Company are United States flag vessels, and their operation and maintenance are subject to federal statutes and regulations. They are regularly inspected by the United States Coast Guard and by the American Bureau of Shipping.

In addition to laws and regulations directly affecting the Company, the Company's business is also influenced by laws, regulations and policies which impact its customers and the oil and gas industry as a whole.

While management expects the operation of its ships to be subjected to increasingly stringent industry regulation and that such regulation will increase its costs of operation, management also believes that any such additional regulations will affect the Company's competitors in the same manner and therefore will not adversely impact the Company's relative position.

Although offshore service vessels are used in almost every phase of offshore oil and gas exploration, development and production, demand for them is significantly impacted by the level of drilling activity. The level of drilling activity in turn is affected by a number of complex factors, principally the net after-tax prices received or expected to be
received for oil and gas.   At least some oil and gas prices are, and
probably will continue to be, controlled or affected directly, or indirectly, by federal and state regulations. However, they are also affected by a variety of other factors outside the control of the Company and its customers, including the cost and availability of imported oil, the effect of economic conditions on demand for oil and gas, and the cost and availability of alternative energy sources. The Company can give no assurance whatsoever as to the future prices of oil or gas.

ENVIRONMENTAL DISCLOSURE.   During the past several years a number of
federal, state and local laws relating to environmental quality control have been enacted, and some of these directly affect the Company. The Oil Pollution Act of 1990 imposes responsibility for cleanup of any spill on the owner of the product spilled. It also imposes liability for the cost of cleanup and damages to marine facilities on the party that caused the spill. Regulations promulgated by the United States Coast Guard pursuant to these laws, dealing with matters such as taking on and discharging of fuel, have generally increased the cost of operating vessels. It is possible that even more stringent laws or regulations will be imposed in the future.


MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION.   There is no public market for the class B common
stock, all of which is owned by the Three R Trusts.

The class A common stock (2,432,248 shares outstanding, including 447,621 shares held in treasury, as of March 16, 1995) is publicly traded in the over-the-counter market and through November 1987, was listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ") under the symbol SEALA. In November 1987, NASDAQ dropped the listing because the Company no longer maintained the required equity level. Subsequent to November 1987, the stock has been listed on the National Daily Quotation Service ("Pink Sheets"). The following table provides information regarding the price for class A common stock during the periods indicated.

                                   1994                1993
                              High      Low         High      Low
First Quarter                 $.88      $.63       $.04      $.02
Second Quarter                 .94       .65        .10       .04
Third Quarter                  .75       .50        .94       .82
Fourth Quarter                 .75       .50        .88       .75

HOLDERS.   The number of stockholders of record as of March 16, 1995, were
5,155 for class A common stock and four for class B common stock.

DIVIDENDS.   The Company's current borrowing agreements prohibit the
payment of cash dividends on common shares and the Company has never declared or paid cash dividends. The Company has never had any redeemable preferred stock.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL.   The Company realized a profit on 1994.  However, revenue
decreased by over 4% as compared in 1993. The decrease is due to the loss of two management contracts during 1994 and a decrease in brokerage commissions and crewing commissions.

FINANCIAL CONDITION.   Seal Fleet satisfies its short-term working capital
needs with funds generated from operations. Capital expenditures have been kept at a minimum for the past several years and there are no capital expenditures scheduled for 1995.

The Company's current operations are as follows: two non-owned vessels are under bare-boat charter, five vessels which belong to a related party are under management agreements, and three vessels are company-owned. Management continues with its plan to enter into more contracts but it cannot ensure that it will acquire additional contracts or that it will keep the ones now in existence beyond the current contract terms.

During 1990 a bank note was paid with funds borrowed from National Western Life Insurance Company, ("NWLIC"), a related party. NWLIC required the restriction of certain asset and certain transactions. First preferred ship mortgages on the Company's three ships with a net book value of $3,091,000 at December 31, 1994, spare parts inventories and accounts receivable pertaining to the three ships serve as collateral for the note. In addition, the Company is obligated to pay fifty percent of cash flow generated by two of the ships and such obligation is dependent upon the assets attaining certain levels of cash flows. The note agreement also requires the Company to maintain an interest bearing segregated Cash Reserve Account for repair and maintenance of two ships and restricts the Company from declaring or paying any dividend other than dividends payable in stock.

In 1992, the Company renegotiated the terms of the note with NWLIC. Two percentage points of interest have been deferred until maturity and 10% is payable monthly for the term of the note. The Company paid NWLIC $332,000 in principal and $278,000 in interest in 1994, and $253,000 in principal and $343,000 in interest in 1993 on this note.

In early 1990, a wholly-owned subsidiary started a travel agency to provide travel arrangements for the crew personnel on the ships. Travel services are also provided for other related parties and for the general public.
The travel agency reported net loss of $18,000 in 1994 and a net income of $61,000 in 1993. Certain airlines have capped the amount of commission they are willing to pay on certain flights. This will have an adverse effect on the earnings of the travel agency.

RESULTS OF OPERATIONS.   The Company realized a net profit of $478,000.
Net sales decreased for the year ended December 31, 1994 by over 4% as compared to the previous year. The loss of two management contracts and several crewing contracts caused the decrease in total revenues. Operating fees decreased by over 50% and crewing fees decreased by over 60%.

Total costs and expenses increased by approximately 3% over the previous year. Direct operating costs increased by approximately 4% due to an increase in bareboat charter rates. Drydock amortization also increased by 25%. Drydock amortization expense, whether an increase or a decrease, always reflect prior year expenditures which were deferred and amortized over a period of 18 months to 4 years, depending on the expected time of benefit of these major repairs. Combined selling, general and administrative expense, on the other hand, remain unchanged as compared to the previous year. An allowance for bad debt and legal fees is recorded in the travel agency general and administrative expense reflecting a possible loss due to a customer filing for protection under bankruptcy laws.

PKF WORLDWIDE                                PANNELL
                                             KERR
                                             FORSTER
                                             of
                                             TEXAS
                                             Certified Public Accountants

                         Report of Independent Auditors

Shareholders and Board of Directors
Seal Fleet, Inc.

We have audited the consolidated balance sheets of Seal Fleet, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating
the overall financial statement presentation.   We believe that our audits
provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seal Fleet, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Seal Fleet, Inc. will continue as a going concern. As more fully described in Note A, the Company has historically incurred operating losses and has a working capital deficiency at December 31, 1994. In addition, the Company is currently in default on a substantial note payable to a related party. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of Seal Fleet, Inc. to continue as a going concern.

PANNELL KERR FORSTER OF TEXAS, P.C.
(Signature)

Houston, Texas
March 16, 1995

SEAL FLEET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                       December 31
                                                  1994             1993
ASSETS

CURRENT ASSETS
Cash includes $58 and $221 of time deposits
  in 1994 and 1993--Note C                        $   561        $ 1,244
Notes and accounts receivable:
  Trade (includes $301 of unbilled receivables
    in 1993, and net of allowance for doubtful
    accounts of $64 and $35 in 1994 and 1993)
    --Note F                                        5,483          5,822
  Related Party--Note D                             1,771
  Other                                                84             65
Materials and supplies                                113            142
Deferred drydocking costs--current                    243            344
Prepaid expense                                        31             26

TOTAL CURRENT ASSETS                                8,286          7,643

PROPERTY AND EQUIPMENT--NOTES A AND C

Ships and related equipment                         9,922          9,922
Furniture and equipment                               214            214
Leasehold improvements                                120            123
TOTAL PROPERTY AND EQUIPMENT                       10,256         10,259

Less accumulated depreciation                       7,016          6,509
PROPERTY AND EQUIPMENT--NET                         3,240          3,750

OTHER ASSETS

Deferred drydocking costs--non current                 83            309
Land--Note B                                          154            154
Other assets                                           42             39

TOTAL ASSETS                                      $11,805        $11,895

See notes to consolidated financial statements.

SEAL FLEET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                       December 31
                                                  1994             1993
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Notes payable to related party--Note D            $ 6,655        $ 6,655
Current portion of long-term debt--Note C             367            332
Trade accounts payable and accrued expenses         4,848          4,213
Accounts payable to related party--Note D                          1,037
Accrued interest payable to related party             772            606

TOTAL CURRENT LIABILITIES                          12,642         12,843

LONG-TERM DEBT, LESS CURRENT PORTION--
NOTES C AND D:

To related party                                    2,668          3,035

TOTAL LIABILITIES                                  15,310         15,878

CONTINGENCIES--NOTE A

SHAREHOLDERS' EQUITY--NOTES C AND D

Class A common stock, $.10 par value;
  3,700,000 shares authorized;
  2,432,248 shares issued and outstanding             243            243
Class B common stock, $.10 par value;
  50,000 shares authorized, issued
  and outstanding                                       5              5
Additional paid-in capital                          4,456          4,456
Retained deficit                                   (8,079)        (8,557)
Less 447,621 shares of class A common
  stock held in treasury, at cost                  (  130)        (  130)

TOTAL EQUITY                                       (3,505)        (3,983)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $11,805        $11,895

See notes to consolidated financial statements

SEAL FLEET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except per share amounts)

                                                       December 31
                                                  1994             1993
REVENUES

Charter revenues--Note D                          $ 6,443        $ 6,343
Operating fees                                        332            673
Crewing fees                                           63            162
Travel agency commissions                             295            225

TOTAL REVENUES                                      7,133          7,403


COSTS AND EXPENSES

Direct operating costs--Notes D and G               2,650          2,574
Selling, general and administrative
  expenses--Note D                                  2,020          2,152
Selling, general and administrative
  expenses for travel agency                          307            157
Drydocking amortization                               349            260
Depreciation and amortization                         543            542

TOTAL COSTS AND EXPENSES                            5,869          5,685

INCOME FROM OPERATIONS                              1,264          1,718

OTHER INCOME (EXPENSE)

Interest income                                        23             28
Interest expense                                   (  852)        (  899)
Other                                                  62             58

TOTAL OTHER INCOME (EXPENSE)                       (  767)        (  813)

NET INCOME BEFORE PROVISION FOR FEDERAL
  INCOME TAX                                          497            905
Provision for Federal Income Tax--Note E               19             10

NET INCOME                                        $   478        $   895

NET INCOME PER COMMON SHARE                       $   .23        $   .44

WEIGHTED AVERAGE SHARES OUTSTANDING               2,034,627      2,034,627

See notes to consolidated financial statements

SEAL FLEET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

                      COMMON STOCK   Additional
                               Par    Paid-in   Retained  Treasury
                     Shares   Value   Capital   Deficit     Stock    Total
Balances at
  Dec 31, 1992     2,482,248   $248   $4,456   $(9,452)   $(130)   $(4,878)
Net income                                         895                 895

Balances at
  Dec 31, 1993     2,482,248    248    4,456    (8,557)    (130)    (3,983)
Net income                                         478                 478

Balances at
  Dec 31, 1994     2,482,248   $248   $4,456   $(8,079)   $(130)   $(3,505)

See notes to consolidated financial statements.

SEAL FLEET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                       December 31
                                                  1994             1993

OPERATING ACTIVITIES
Net income                                        $   478        $   895
Adjustments to reconcile net income to net cash
  provided (required) by operating activities:
    Depreciation and amortization                     890            802
    Loss on disposition of assets                                      1
    Changes in assets and liabilities:
      Materials and supplies                           29             94
      Trade accounts receivable                       339         (2,646)
      Accounts receivable from related party       (1,771)
      Other receivables                            (   22)           188
      Other current assets                         (    5)             7
      Trade accounts payable and accrued expenses     635          1,722
      Accounts payable to related party            (1,037)           288
      Interest payable to related party               166            117
NET CASH PROVIDED (REQUIRED) BY OPERATING
  ACTIVITIES                                       (  298)         1,468

INVESTING ACTIVITIES
Decrease (increase) in note receivable                  3         (    9)
Purchases of property and equipment                (   32)        (   55)
Proceeds from sale of furniture & equipment             1
Deferred drydocking additions                      (   22)        (  541)
Decrease (increase) in other assets                (    3)             9
NET CASH PROVIDED (REQUIRED) BY INVESTING
  ACTIVITIES                                       (   53)        (  596)

FINANCING ACTIVITIES
Decrease in long-term debt                         (  332)        (  353)

NET CASH REQUIRED BY FINANCING ACTIVITIES          (  332)        (  353)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS   (  683)           519

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      1,244            725

CASH AND CASH EQUIVALENTS AT END OF YEAR          $   561       $  1,244

INTEREST PAID TO RELATED PARTIES                  $   686       $    757

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by Seal Fleet, Inc. ("Seal Fleet" or "the Company") in the preparation of its consolidated financial statements.

CONSOLIDATION.
The accompanying financial statements include the accounts of Seal Fleet, Inc. and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

STATEMENT OF CASH FLOWS.
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CONCENTRATION OF CREDIT RISK.
Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The cash in local banks exceeds the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Company has not incurred losses related to these deposits.

The Company sells its services to U.S. Gulf Coast customers of different economic characteristics operating in the Gulf Coast area and in foreign waters. Accounts receivable are uncollateralized and are from geophysical companies, major oil and gas and independent oil and gas companies. The Company evaluates each customer's financial condition on a continual basis.

The carrying value of the Company's financial instruments approximates the fair value as of December 31, 1994 and 1993.

GOING CONCERN STATUS.
The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Although the Company recognized net income of $478,000 and $895,000 during 1994 and 1993, respectively, it has historically realized substantial losses. At December 31, 1994, the Company's total liabilities exceeded its total assets by $3,505,000. Further, the Company is currently in default on a significant portion of notes payable to a related party (see Note D).

These factors indicate that the Company may be unable to continue in its present form as a going concern. Realization of the net book value of the ships and related inventory, deferred drydocking costs, and equipment is dependent upon the Company's ability to satisfactorily increase revenues to a level which will generate sufficient operating income to recover the recorded costs of the assets or to make a satisfactory disposition of the assets. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, including the net book value of the ships and related equipment, or the amount of classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management continues to pursue additional contracts to manage ships and to provide ship crewing for other companies. There is no assurance, however, that any additional contracts will be obtained, that debts can be satisfactorily serviced, or that any other measures will be successfully undertaken to ensure the Company's continued existence as a going concern and the realization of book value of its assets.

MATERIALS AND SUPPLIES.   Materials and supplies are stated at the lower of
average cost or market.

REVENUE RECOGNITION.   Charter revenues and operating fees include gross
amounts earned from the charter of company-owned and leased boats. Direct operating costs and drydocking amortization directly relate to the cost of operating these boats. Also included in charter revenues are the commissions realized from the vessel brokerage business.

Crewing fees represent net amounts earned for crewing vessels owned by others. Expenses paid on behalf of the vessel owners in connection with such operations were $315,000 ad $1,091,000 in 1994 and 1993, respectively.

Travel agency commissions represent approximately 10% of ticket sales. Of the total commissions earned, approximately 75% are from related parties. Commissions are recognized at the time of sale.

DRYDOCKING COSTS.   Drydocking costs are capitalized and amortized over the
period benefited, which is estimated to be from eighteen months to four years. These costs are expensed as incurred for federal income tax purposes.

PROPERTY AND EQUIPMENT.   Property and equipment are stated at cost.  For
financial reporting purposes, the Company records depreciation and amortization expense on the straight-line method over the estimated useful lives of the related assets (ships and related equipment--18-25 years; leasehold improvements--6-25 years; furniture and equipment--3-8 years). For tax purposes depreciation and amortization expense are computed using straight-line and accelerated methods. The cost and accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in operations.

Income Taxes.
The Company adopted Statement of Financial Accounting Standards No. 109 for the year ended December 31, 1993. The statement requires the use of an asset and liability approach for financial accounting and reporting for income taxes.

Deferred income taxes are provided for differences in timing of reporting certain expenses for financial statement and tax purposes. Deferred tax liabilities result primarily from (1) the use of accelerated depreciation for tax reporting and straight-line depreciation for financial statement reporting, and (2) deferral of certain expenses for financial accounting purposes. Deferred tax assets relate to net operating loss carryforwards and tax credits remaining at December 31, 1994. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized (see Note E).

NET INCOME OR LOSS PER COMMON SHARE.   Net income or loss per common share
is based on the weighted average number of shares outstanding (2,034,627 in 1994 and 1993).

LEASES.   Non-capitalized operating leases include those for office space and automobiles.  See Note D and H.


NOTE B.  LAND

The Company owns a 516-acre tract of unimproved land in Brazoria County, Texas. It is recorded at its estimated fair market value of $154,000.


NOTE C.  LONG-TERM DEBT.

Long-term debt consists of the following:

                                                  December 31
                                              1994           1993
                                              (thousands of dollars)
Note payable to related party                $ 2,535        $ 2,867
Unsecured debentures payable
  to related party                               500            500

TOTAL DEBT                                     3,035          3,367

Less current portion of long-term debt        (  367)        (  332)

LONG-TERM DEBT                                $ 2,668        $ 3,035

Note payable to National Western Life Insurance Company ("NWLIC"), a related party, in the face amount of $3,450,000 was entered into in May 1990 with a maturity date of June 2000 and interest of 12%. The note is collateralized primarily by first preferred ship mortgages on the Company's three ships.

In January 1992, the Company renegotiated the terms of the NWLIC note which reduced the interest rate payable to 10% for the remaining term of the note, and the other 2% per annum is deferred until maturity. Future required principal payments by year are as follows

               1995                367,000
               1996                905,000
               1997                448,000
               1998                495,000
               1999                546,000
         thereafter                274,000

Additionally, the Company may be obligated to pay fifty percent of cash flow generated by a portion of the collateralized assets when and if the assets attain certain levels of cash flows. The note agreement also requires the Company to maintain an interest bearing segregated cash reserve account for repairs and maintenance and restricts the Company from declaring or paying any dividend other than those payable in stock. The balances of the cash reserve account were $227,000 and $265,000 at December 31, 1994 and 1993, respectively. This note is collateralized by first preferred ship mortgages of three ships with a net book value of $3,091,000 at December 31, 1994, spare parts inventory and accounts receivable pertaining to the three ships.

The unsecured debentures are due August 5, 1996, and interest is payable quarterly at a rate of 8%.


NOTE D.  RELATED PARTY TRANSACTIONS.

Three R Trusts ("Trusts") own approximately 9% of the class A common stock and all of the class B common stock of the Company. The Trusts, as the owner of the class B stock, have the right to elect 51% of the board of directors. The four children of Robert L. Moody, Sr. are the beneficiaries of the Trusts. Mr. Moody owned no class A common stock at December 31, 1994.

Transactions with the Trusts, Mr. Moody, and other related parties were as follows:

MANAGEMENT INCOME AND RECEIVABLES.   The Company manages and operates
various ships owned by the Trusts. The Company earns fees based on 6% of the ships' revenues. Fees earned on the Trusts' ships totaled $249,000 and $264,000 during 1994 and 1993, respectively.

ACCOUNTS RECEIVABLE-PAYABLE.   On behalf of the related parties, the
Company collects revenues and pays expenses for the management of these ships. This activity resulted in a receivable from the Trusts of $1,771,000 at December 31, 1994 and a payable to the Trusts of $1,037,000 at December 31, 1993.

RENTS AND LEASES.   The Company leases its office space from a partnership
in which Mr. Moody participates. Rent expense was $20,000 in 1994 and 1993. This amount represents the minimum annual rental under the lease. The lease expires in 1996, but favorable renewal options are available. The Company also pays for repairs, insurance and taxes.

The Company leased hunting grounds from Robert L. Moody, Jr. Lease expense was $13,000 in 1994 and 1993.

CONSULTING FEE.   Mr. Moody earned consulting fees from the Company of
$50,000 and $54,000 in 1994 and 1993, respectively.

NOTES PAYABLE.   The Company has a note payable to the Trusts, face amount
of $5,825,000, stated interest at 7%, collateralized by the common stock of six subsidiaries of the Company. The note was originally discounted by $1,330,000 using an imputed rate of 10%. This discount was fully amortized in 1989. Principal payments were due in two equal installments on December 27, 1990 and 1991. The Company was unable to make the principal payments to the Three R Trusts putting the Company in default. In 1993, the Company made a principal payment of $100,000. The Trust have not called the note and orally have granted an indefinite extension. The entire balance is classified as current at December 31, 1994 and 1993.

During each of the years 1986 through 1989 the Company paid one-half of the interest due to the Trusts during the year and gave a promissory note for the remainder totaling $208,000 per year. The total of these notes is $830,000, and they were due on December 27, 1991. Total interest expense on these notes is $489,000 at December 31, 1994 and 1993.

LEGAL FEES.   Greer Herz and Adams received $1,000 of legal fees in 1994 and 1993, respectively.  Mr. Irwin M. Herz, Jr. is a trustee of the Three R
Trusts.

CASH DEPOSITS.   The company has $378,000 and $1,087,000 of cash on deposit at Moody National Bank in 1994 and 1993, respectively.


NOTE E.  FEDERAL INCOME TAX.

The Company files a consolidated federal income tax return. At December 31, 1994 for federal income tax purposes, the Company had investment tax and jobs credit carryforwards totaling $803,000 expiring in various years from 1995 to 2000, and unused net operating loss carryforwards of $8,318,000 which expire in various years from 1999 to 2007.

Deferred taxes as of December 31 consist of the following (in thousands):

                                               1994           1993
Deferred tax liabilities                     $(1,150)       $(1,410)
Deferred tax assets                            3,653          4,121
Deferred tax asset valuation allowance        (2,503)        (2,711)

TOTAL                                        $   -0-        $   -0-

Approximately $83,000 of the deferred tax liability and deferred tax asset is current at December 31, 1994. The Company has recorded a valuation allowance to offset the deferred tax assets which may not be realized. The valuation allowance decreased by $208,000 in 1994 due primarily to the utilization of net operating loss carryforwards and expiration of certain tax credits for the year ended December 31, 1994.

The following reconciles the expected tax provision obtained by applying statutory rates to 1994 and 1993 pretax income:

                                               1994            1993
Expected tax provision                       $ 169,000      $ 304,000
Excess book depreciation                       161,000        148,000
Deferred expenses                              111,000       ( 95,000)
Non deductible expenses                         17,000          4,000
Other                                            8,000
Tax benefit of NOL carryforwards              (466,000)      (361,000)

TOTAL                                        $     -0-      $     -0-

The Company is subject to alternative minimum tax of $19,000 and $10,000 at December 31, 1994 and 1993, respectively.


NOTE F.  INDUSTRY AND MAJOR CUSTOMERS.

The major business of the Company is operation of offshore geophysical research and supply ships. Following is an analysis of revenues derived from its non-related customers which accounted for 10% or more of revenue for the years ended December 31, 1994 and 1993 (dollars in thousands):

                            1994                    1993
                    Revenue      Percent     Revenue      Percent
Customer A           $2,324        33%       $1,658         22%
Customer B              940        13
Customer C              742        10

NOTE G.  SUPPLEMENTARY INCOME STATEMENT INFORMATION

Maintenance and repairs were $700,000 and $646,000 for the years ended December 31, 1994 and 1993, respectively.


NOTE H.  COMMITMENTS

The Company rents vehicles under non-cancelable leases which expire through 1997. The total rentals charged to administrative expense amounted to $70,000 and $53,000 in 1994 and 1993, respectively.

Minimum lease payments for vehicle rental are as follows:

     Year                Minimum rentals

     1995                   $57,000
     1996                    31,000
     1997                     8,000

     TOTAL                  $96,000


NOTE I.  401-K EMPLOYEE RETIREMENT PLAN

The Company adopted a 401-K Employee Retirement Plan ("Plan") effective January 1, 1985. The Plan covers all eligible Company employee and has been approved by the Internal Revenue Service. Contributions can be made by an employee at a percentage of salary but not to exceed the maximum allowed by the Internal Revenue Service. The Company does not contribute to the Plan. It does, however, pay administrative fees which are deemed to be immaterial.


ITEM 8. CHANGES IN THE DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements in the fiscal years ended December 31 1994 and 1993 or in the interim periods subsequent to December 31, 1994.

                        DIRECTORS AND CORPORATE OFFICERS

John W. Bissell                              Trinidad C. Salinas
Chairman of the Board                        Financial Vice President
President and CEO                            Treasurer and Assistant
Director                                     Corporate Secretary

Ann McLeod Moody                             Carl H. Haglund
Corporate Secretary                          Executive Vice President
Director

Louis E. Pauls, Jr.                          Robert L. Moody, Jr.
Director                                     Director

Harold C. MacDonald                          Gerald J. Smith
Director                                     Director

Russell S. Moody
Director


                          OTHER CORPORATE INFORMATION

                                CORPORATE OFFICE
                                 3305 Avenue S
                          Galveston, Texas  77553-1168
                             Phone:   409-763-8878
                             Phone:   800-562-7325
                             Fax:     409-763-8892


                                 TRANSFER AGENT
                             Society National Bank
                     c/o KeyCorp Shareholder Services Inc.
                           700 Louisiana, Suite 2620
                           Houston, Texas  77002-2729
                              Phone:  800-539-6549
                              Fax:    713-546-5510


                              INDEPENDENT AUDITORS
                      Pannell Kerr Forster of Texas, P.C.
                          5847 San Felipe, Suite 2300
                             Houston, Texas   77057
                              Phone:  713-546-5500


                                  STOCK SYMBOL
                                     SEALA